UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 1)*

HF Financial Corp.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

404172108
(CUSIP Number)

Sy Jacobs c/o Jacobs Asset Management, LLC 11 East 26th Street, Suite 1900 New York, New York 10010
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	404172108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jacobs Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

692,260

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

692,260

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

692,260

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.90%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	404172108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sy Jacobs

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

692,260

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

692,260

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

692,260

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.90%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	404172108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JAM Managers, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

499,492

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

499,492

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

499,492

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.14%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	404172108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JAM Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

499,492

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

499,492

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

499,492

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.14%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	404172108

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this "Schedule 13D") relates is the Common Stock, $0.01 par value per share (the "Common Stock"), of HF Financial Corp. ("HFFC").  HFFC is a Delaware corporation with its principal executive offices located at 225 South Main Avenue, Sioux Falls, South Dakota 57104.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by (i) Jacobs Asset Management, LLC, a Delaware limited liability company ("JAM"), (ii) Sy Jacobs, a citizen of the United States of America ("Jacobs"), (iii) JAM Managers, LLC, a Delaware limited liability company ("Managers") and (iv) JAM Partners, L.P., a Delaware limited partnership ("Partners").  These filers are referred to individually as a "Reporting Person" and collectively as "Reporting Persons".

(b)	The business office of the Reporting Persons is 11 East 26th Street, Suite 1900, New York, New York 10010.

(c)	JAM is a management company for several investment funds, including Partners. Managers is the general partner of Partners. Jacobs is the principal owner of JAM and is the managing member of Managers.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Sy Jacobs is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from working capital and the respective funds of the private investment vehicles over which the Reporting Persons exercise investment discretion.  The amount of funds expended to date by the Reporting Persons to acquire the 692,260 shares of Common Stock they currently hold in their name is $5,817,803.23.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Common Stock of HFFC for investment.  The Reporting Persons evaluate their investment in the Common Stock on a continual basis.  The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

On March 6, 2012, JAM sent a letter to the board of directors of HFFC expressing its views regarding HFFC's operating performance and strategic direction, as well as its intention to run at least one director candidate at HFFC's 2012 annual meeting.  A copy of this letter is attached to this Schedule 13D as Exhibit A.

Item 5.	Interest in Securities of the Issuer.

The Reporting Persons believe that the filing of this Schedule 13D is not required pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), or the regulations and rules promulgated thereunder.  However, the Reporting Persons are filing this Schedule 13D on a voluntary basis.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any person filing this Scheduled 13D is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(a)
As of January 31, 2012, 6,992,438 shares of HFFC's Common Stock were outstanding (as disclosed on HFFC's Form 10-Q dated February 6, 2012).  The aggregate number and percentage of Common Stock held by each Reporting Person is disclosed in Items 11 and 13 of such Reporting Person's cover page to this Schedule 13D.

(b)
The number of shares of Common Stock as to which each Reporting Person has (i) sole or shared power to vote or to direct the vote and (ii) sole or shared power to dispose or to direct the disposition is disclosed in Items 7, 8, 9, and 10 of such Reporting Person's cover page to this Schedule 13D.

(c)
The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares that may be deemed to be beneficially owned by each Reporting Person during the past 60 days are set forth in Exhibit C and were all effected in broker transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have agreed to share the legal expenses associated with preparing this Schedule 13D and to jointly file this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.          Description

A                          Letter from Jacobs Asset Management, LLC to the Board
                             of Directors of HF Financial Corporation dated March 6,
                             2012.

B                          Joint Filing Agreement among the Reporting Persons dated
                            as of March 7, 2012.

C                          Transactions in the Shares of the Issuer by the Reporting
                            Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2012
(Date)

SY JACOBS

/s/ Sy Jacobs
Name: Sy Jacobs

JACOBS ASSET MANAGEMENT, LLC

/s/ Sy Jacobs
Name: Sy Jacobs Title: Managing Member

JAM MANAGERS, LLC

/s/ Sy Jacobs
Name: Sy Jacobs Title: Managing Member

JAM PARTNERS, L.P. By: JAM MANAGERS, LLC, its general partner

/s/ Sy Jacobs
Name: Sy Jacobs Title: Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

March 6, 2012	VIA FEDEX AND E-MAIL

The Board of Directors of HF Financial Corporation
c/o Michael Vekich, CPA, Chairman of the Board of Directors
Vekich Associates
3924 Natchez Avenue South
Minneapolis, MN 55416

Dear Michael,

It was nice meeting you and your team at the Sterne Agee conference last month.  Thanks for taking the time to walk me through recent events at HF Financial and its plans and goals.

After reviewing that meeting and our more than two year investment in your company, I'd like to reiterate some things I said to you at our meeting.  We remain disappointed by both the operating performance and strategic direction of the company.  This has been true ever since you failed to deploy the dilutive capital raised in the November 2009 offering in the manner contemplated by your offering roadshow and began to show marked credit deterioration soon thereafter.  The bank's nominal profitability of fiscal 2011 and 4.6% ROE in fiscal 2012 to-date is far below its cost of equity capital and I didn't hear any realistic growth plan to achieve suitable returns on equity when I met with your team last month.

We believe HF's franchise is valuable but its value is not being maximized by the operating course set by the Board and management.  We would urge the Board to consider all of the company's strategic alternatives to achieve better returns for shareholders.  Our analysis shows that one such approach, selling the bank to another bank, would yield a not insignificant premium to book value while the stock market has consistently valued the company's operating results and prospects at a discount to book value.

In light of our disappointment with the wide gap between public and private market values, I want to inform you of our intention to run at least one director candidate at your 2012 annual meeting.  Given that our 9.9% ownership position makes us the largest shareholder of the company it seems appropriate to have a voice in the decision-making process regarding stewardship of shareholder capital.  We will file all appropriate paperwork regarding Board candidacy by the August deadline for doing such.  We also hope you would consider avoiding another expensive and distracting proxy fight and enter into constructive talks with us regarding representation on the Board of Directors.

Sincerely,

Sy Jacobs
Managing Partner

Exhibit B

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock, $0.01 par value per share, of HF Financial Corp.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 7th day of March, 2012.

SY JACOBS

/s/ Sy Jacobs
Name: Sy Jacobs

JACOBS ASSET MANAGEMENT, LLC

/s/ Sy Jacobs
Name: Sy Jacobs
Title: Managing Member

JAM MANAGERS, LLC

/s/ Sy Jacobs
Name: Sy Jacobs
Title: Managing Member

JAM PARTNERS, L.P.
By: JAM MANAGERS, LLC, its general partner

/s/ Sy Jacobs
Name: Sy Jacobs
Title: Managing Member

Exhibit C

TRANSACTIONS IN THE SHARES

Sy Jacobs, Jacobs Asset Management, LLC, JAM Managers, LLC and JAM Partners, L.P.

Date of Transaction	Quantity Purchased (Sold)	Unit Cost
03/05/2012	40,521	$ 11.60
03/05/2012	1,372	$ 11.50
03/06/2012	2,706	$ 11.70

Sy Jacobs and Jacobs Asset Management, LLC

Date of Transaction	Quantity Purchased (Sold)	Unit Cost
03/05/2012	15,641	$ 11.50
03/05/2012	529	$ 11.60
03/06/2012	1,044	$ 11.70

SK 01252 0001 1271819